================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               TRANSIT GROUP, INC.
                                (Name of Issuer)

    Common Stock, par value                                     893691105
        $.01 per share

(Title of class of securities)                                (CUSIP number)

                                Barbara J. Gould
                       GE Capital Equity Investments, Inc.
                               120 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-4000

(Name, address and telephone number of person authorized to receive notices and communications)

                                December 18, 2001

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement   [ ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 23 Pages)

================================================================================

NY2:\1118967\02\NZ#F02!.DOC\47660.1654

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
----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.                      893691105                                   13D                           Page 2
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          GE Capital Equity Investments, Inc.
                    S.S. OR I.R.S. IDENTIFICATION NO.                               06-1268495
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                   WC

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- ---------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           N/A
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         123,422,990
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      N/A
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    123,422,990

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        123,422,990

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           79.4%
                                                                                                                  (See Item 5 of
                                                                                                                  Schedule 13D
                                                                                                                  filed April 24,
                                                                                                                  2001)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- ----------------------------------------------------------------------------------------------------------------
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                                       2
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----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.                      893691105                                   13D                           Page 3
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          General Electric Capital Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.                               13-1500700
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- ---------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           17,601,276 (See Item 5 of Schedule 13D filed
           SHARES                                                                   April 24, 2001)
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         123,422,990
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      17,601,276 (See Item 5 of Schedule 13D filed
          REPORTING                                                                 April 24, 2001))
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    123,422,990

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        141,024,266 (See Item 5 of Schedule 13D filed
                                                                                    April 24, 2001))
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           81.5%
                                                                                                                  (See Item 5 of
                                                                                                                  Schedule 13D
                                                                                                                  filed April 24,
                                                                                                                  2001))
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- ----------------------------------------------------------------------------------------------------------------
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                                       3
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----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.                      893691105                                   13D                           Page 4
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          General Electric Capital Services, Inc.
                    S.S. OR I.R.S. IDENTIFICATION NO.                               06-1109503
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                   Not Applicable

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- ---------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           Disclaimed (See 11 Below)
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         Disclaimed (See 11 Below)
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      Disclaimed (See 11 Below)
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    Disclaimed (See 11 Below)

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        Beneficial Ownership of all shares disclaimed
                                                                                    by General Electric Capital Services, Inc.
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        Not Applicable (See
                                                                                                               11 Above)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- ----------------------------------------------------------------------------------------------------------------
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                                       4
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----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.                      893691105                                   13D                           Page 5
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          General Electric Company
                    S.S. OR I.R.S. IDENTIFICATION NO.                               14-0689340
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                   Not Applicable

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- ---------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           Disclaimed (See 11 Below)
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         Disclaimed (See 11 Below)
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      Disclaimed (See 11 Below)
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    Disclaimed (See 11 Below)

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        Beneficial Ownership of all shares disclaimed
                                                                                    by General Electric Company
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        Not Applicable (See
                                                                                                               11 Above)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- ----------------------------------------------------------------------------------------------------------------

                  This Amendment No. 1 amends the Schedule 13D filed April 24, 2001 and is filed by GE Capital Equity Investments, Inc. (GECEI), General Electric Capital Corporation (GE Capital), General Electric Capital Services, Inc. (GECS) and General Electric Company (GE) (collectively, the "Reporting Persons"), with respect to the Common Stock, par value $.01 per share ( the "Common Stock"), of Transit Group, Inc., a Florida corporation ( the "Company").

Item 2       Identity and Background

                  Item 2 is amended as follows:

                  GE Capital is a Delaware corporation.

                  For information with respect to the identity and background of each executive officer and director of GE, see Schedule I.

                  During the last five years GE, nor, to the best of its knowledge, any person identified in Schedule I has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4.      Purpose of Transaction

                  Item 4 is supplemented as follows:

                  On December 17, 2001, GE Capital delivered a draft term sheet to T. Wayne Davis, a shareholder of the Company and its Chairman of the Board, and to representatives of certain Davis family trusts, describing a transaction in which a newly formed entity controlled by a third party investor or GE Capital would acquire, as part of the Company's reorganization pursuant to Chapter 11 of the U.S. Bankruptcy Code, all of the outstanding stock (representing approximately 35% of the authorized stock) of the reorganized Company for approximately $7.5 million. The term sheet, representing a preliminary non-binding proposal, contemplates, among other things, that pursuant to the plan of reorganization: (i) all existing outstanding equity of the Company (including warrants and options) would receive no distribution and would be cancelled; (ii) warrants exercisable for approximately 40% of the reorganized Company's authorized stock would be issued to various lenders, including GE Capital; (iii) 5% of the reorganized Company's authorized stock would be reserved for employee stock options issued post-bankruptcy and post-confirmation; and (iv) 20% of the reorganized Company's authorized stock would be reserved for issuances for working capital and other needs post-bankruptcy and post-confirmation. A copy of the term sheet is filed herewith as Exhibit 1 and incorporated herein by reference. Since delivering the term sheet, GE Capital has had discussions with Mr. Davis and representatives of the trusts regarding the proposal and the reorganization of the Company and its subsidiaries. GE Capital may continue these discussions and may also have discussions with management of the Company concerning the proposal and the reorganization of the Company.

                  The proposal is only a preliminary outline of the potential terms of a transaction. All or any of the terms outlined in the proposal, including those relating to the capital structure of the reorganized Company, may be revised, deleted or supplemented. GE Capital and GECEI expect to continue to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, general economic and industry conditions and other factors. Accordingly, GE Capital reserves the right to change its plans and intentions at any time, as it deems appropriate, and may or may not continue or have discussions with Mr. Davis, representatives of the Davis family trusts, or representatives of the Company, or submit a new or revised proposal, or terminate any proposal with respect to the Company. In particular, GE Capital and GECEI may at any time or from time to time, acquire additional securities of the Company or dispose of all or a portion of any securities of the Company.

                  On December 28, 2001, Company and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. GE Capital is providing the Company with a debtor-in-possession (DIP) financing facility of up to $7 million.

Item 5.      Interest in Securities of the Issuer

                  Item 5 is supplemented as follows:

                  Except as disclosed in Item 5(a) and in Item 3 of the Schedule 13D filed April 24, 2001, none of GECEI, GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any securities of the Company or presently has a right to acquire any securities of the Company.

Item 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer

                  Item 6 is supplemented as follows:

                  The information contained in Item 4 of this statement is specifically incorporated herein by reference.

                  Except as described above, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (a) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) between (i) the Reporting Persons and, to the best of their knowledge, any of the persons identified pursuant to Item 2 above and (ii) any other person, other than the agreement filed herewith as Exhibit 1.

Item 7.      Material to be Filed as Exhibits

                  Exhibit 1         Term Sheet

                  Exhibit 2 Joint Filing Agreement by and among GE, GECS, GE Capital and GECEI, dated February 6, 2002.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      GE CAPITAL EQUITY INVESTMENTS, INC.

                      By:      /s/ Barbara J. Gould
                               --------------------------------------------
                               Name:    Barbara J. Gould
                               Title:   Managing Director, Associate
                                        General Counsel and Assistant Secretary

                      Dated:   February 6, 2002

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          GENERAL ELECTRIC CAPITAL CORPORATION

                          By:      /s/ Barbara J. Gould
                                   --------------------------------------------
                                   Name:    Barbara J. Gould
                                   Title:   Department Operations Manager

                          Dated: February 6, 2002

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      GENERAL ELECTRIC CAPITAL SERVICES, INC.

                      By:      /s/ Barbara J. Gould
                               --------------------------------------------
                               Name:    Barbara J. Gould
                               Title:   Attorney-in-Fact*

                      Dated: February 6, 2002

* Power of attorney, dated as of February 22, 2000, by General Electric Capital Services, Inc., is hereby incorporated by reference to Schedule 13D for Luxtec Corporation, filed March 12, 2001 by GE Capital Equity Investments, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            GENERAL ELECTRIC COMPANY

                            By:      /s/ Barbara J. Gould
                                     ------------------------------------------
                                     Name:    Barbara J. Gould
                                     Title:   Attorney-in-Fact*

                            Dated:  February 6, 2002

* Power of attorney, dated as of February 22, 2000, by General Electric Company is hereby incorporated by reference to Schedule 13D for Luxtec Corporation, filed March 12, 2001 by GE Capital Equity Investments, Inc.

                  SCHEDULE I TO AMENDMENT NO. 1 TO SCHEDULE 13D
                  ---------------------------------------------

                        Filed by General Electric Company

                            GENERAL ELECTRIC COMPANY

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

Directors
---------
J. .I. Cash, Jr.                    Harvard Business School                      Professor of Business
                                    Morgan Hall                                  Administration-Graduate School  of
                                    Soldiers Field Road                          Business Administration, Harvard
                                    Boston, MA 02163                             University

S.S. Cathcart                       222 Wisconsin Avenue                          Retired Chairman, Illinois
                                    Suite 103                                    Tool Works
                                    Lake Forest, IL  60045

D.D. Dammerman                      General Electric Company                     Vice-Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company;
                                    Fairfield, CT  06431                         Chairman, General Electric Capital
                                                                                 Services, Inc.

P. Fresco                           Fiat SpA                                     Chairman of the Board, Fiat SpA
                                    Via Nizza 250
                                    10126 Torino, Italy

A.M. Fudge                          4 Lowlyn Road                                Former Executive Vice President, Kraft
                                    Westport, CT  06880                          Foods, Inc.

C.X.  Gonzalez                      Kimberly-Clark de Mexico,                    Chairman of the Board and Chief
                                    S.A. de C.V.                                 Executive Officer, Kimberly-Clark de
                                    Jose Luis Lagrange 103,                      Mexico, S.A. de C.V.
                                    Tercero Piso
                                    Colonia Los Morales
                                    Mexico, D.F. 11510, Mexico

J. R. Immelt                        General Electric Company                     Chairman of the Board and Chief
                                    3135 Easton Turnpike                         Executive Officer, General Electric
                                    Fairfield, CT  06431                         Company

A.  Jung                            Avon Products, Inc.                          Chairman and Chief Executive Officer,
                                    1345 Avenue of the Americas                  Avon Products, Inc.
                                    New York, NY 10105
                                    Fairfield, CT  06431

K.G. Langone                        Invemed Associates, Inc.                     Chairman, President and Chief Executive
                                    375 Park Avenue                              Officer, Invemed Associates, Inc.
                                    New York, NY  10152


                                       17

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

R.B. Lazarus                        Ogilvy & Mather Worldwide                    Chairman, President and Chief Executive
                                    309 West 49th Street                         Officer
                                    New York, NY  10019-7316

S.G. McNealy                        Sun Microsystems, Inc.                       Chairman, President and Chief Executive
                                    901 San Antonio Road                         Officer, Sun Microsystems, Inc.
                                    Palo Alto, CA  94303-4900

G.G. Michelson                      Federated Department Stores                  Former Member of the Board of Directors,
                                    151 West 34th Street                         Federated Department Stores
                                    New York, NY  10001

S. Nunn                             King & Spalding                              Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, GA 30303

R.S. Penske                         Penske Corporation                           Chairman of the Board and President,
                                    13400 Outer Drive, West                      Penske Corporation
                                    Detroit, MI  48239-4001

F.H.T. Rhodes                       Cornell University                           President Emeritus,
                                    3104 Snee Building                           Cornell University
                                    Ithaca, NY  14853

G.L. Rogers                         General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company
                                    Fairfield, CT  06431

A.C. Sigler                         Champion International Corporation           Retired Chairman of the Board, CEO and
                                    1 Champion Plaza                             former Director, Champion International
                                    Stamford, CT  06921                          Corporation

D.A. Warner III                     J.P. Morgan & Co., The Chase Manhattan       Retired Chairman of the Board
                                    Bank and Morgan Guaranty Trust Co.
                                     of New York
                                    345 Park Avenue
                                    New York, NY  10154

R.C. Wright                         National Broadcasting Company, Inc.          Vice Chairman of the Board and Executive
                                    30 Rockefeller Plaza                         Officer, General Electric Company;
                                    New York, NY  10112                          Chairman and Chief Executive Officer,
                                                                                 National Broadcasting Company, Inc.

Officers
--------

J. R. Immelt                        General Electric Company                     Chairman of the Board and Chief
                                    3135 Easton Turnpike                         Executive Officer
                                    Fairfield, CT  06431

D.C. Calhoun                        General Electric Company                     Senior Vice President -
                                    1 Neumann Way                                GE Aircraft Engines
                                    Cincinnati, OH  05215


                                       18

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

W.J. Conaty                         General Electric Company                     Senior Vice President - Human Resources
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

J.R. Bunt                           General Electric Company                     Vice President and Treasurer
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

D.D. Dammerman                      General Electric Company                     Vice Chairman of  the Board and
                                    3135 Easton Turnpike                         Executive Officer, General Electric
                                    Fairfield, CT  06431                         Company; Chairman, General Electric
                                                                                 Capital Services, Inc.

B.W. Heineman, Jr.                  General Electric Company                     Senior Vice President - General Counsel
                                    3135 Easton Turnpike                         and Secretary
                                    Fairfield, CT  06431

R.W. Nelson                         General Electric Company                     Vice President - Corporate Financial
                                    3135 Easton Turnpike                         Planning and Analysis
                                    Fairfield, CT  06431

G.M. Reiner                         General Electric Company                     Senior Vice President - Chief Information
                                    3135 Easton Turnpike                         Officer
                                    Fairfield, CT  06431

G.L. Rogers                         General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer
                                    Fairfield, CT  06431

L.G. Trotter                        General Electric Company                     Senior Vice President - GE Industrial
                                    41 Woodward Avenue                           Systems
                                    Plainville, CT  06062

P.D. Ameen                          General Electric Company                     Vice President and Comptroller
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

J.P. Campbell                       General Electric Company                     Vice President - GE Appliances
                                    Appliance Park
                                    Louisville, KY  40225

S.C. Donnelly                       General Electric Company                     Senior Vice President - Corporate
                                    One Research Circle                          Research and Development
                                    Niskayuna, NY  12309

M.J. Espe                           General Electric Company                     Senior Vice President - GE Lighting
                                    Nela Park
                                    Cleveland, OH  44112

Y. Fujimori                         General Electric Company                     Senior Vice President - GE Plastics
                                    1 Plastics Avenue
                                    Pittsfield, MA  01201

J.M. Hogan                          General Electric Company                     Senior Vice President - GE Medical
                                    P.O. Box 414                                 Systems
                                    Milwaukee, WI  53201



                                       19

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------

R. A. Jeffe                         General Electric Company                     Senior Vice President - Corporate
                                    3135 Easton Turnpike                         Business Development
                                    Fairfield, CT  06431

J. Krenicki, Jr.                    General Electric Company                     Vice President - GE Transportation
                                    2901 East Lake Road                          Systems
                                    Erie, PA  16531

J.G. Rice                           General Electric Company                     Senior Vice President - GE Power Systems
                                    1 River Road
                                    Schenectady, NY  12345

K.S. Sherin                         General Electric Company                     Senior Vice President - GE Industrial
                                    3135 Easton Turnpike                         Systems
                                    Fairfield, CT  06431

W.A. Woodburn                       General Electric Company                     Senior Vice President - GE Specialty
                                    3135 Easton Turnpike                         materials
                                    Fairfield, CT  06431

R.C. Wright                         National Broadcasting Company, Inc.          Vice Chairman of the Board and Executive
                                    30 Rockefeller Plaza                         Officer, General Electric Company;
                                    New York, NY  10112                          Chairman and Chief Executive Officer,
                                                                                 National Broadcasting Company, Inc.


                                             Citizenship
                                             -----------

                               P. Fresco                          Italy

                               C.X. Gonzalez                      Mexico

                               Andrea Jung                        Canada

                               Yoshiaki Fujimori                  Japan

                               All Others                         USA

                                  EXHIBIT INDEX

Exhibit No.
-----------


Exhibit 1                  Term Sheet


Exhibit 2 Joint Filing Agreement by and among GE, GECS, GE Capital and GECEI, dated February 6, 2002.















                                       21